UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On February 28, 2023, Mobilicom Limited released its Appendix 4E Preliminary 2022 final report for the year ended December 31, 2022 (the “Appendix 4E Report”) with the Australian Securities Exchange, as required by the laws and regulations of Australia. Attached hereto and incorporated herein is the Registrant’s Appendix 4E Report and FY22 Preliminary Results Announcement.

EXHIBIT INDEX

Exhibit No.
99.1	Appendix 4E Preliminary 2022 Final Report
99.2	MOB FY22 Preliminary Results Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: February 28, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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